                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F.

                      Form 20-F   X    Form 40-F
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes         No   X
                               -----      -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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                             LOANS TO SUBSIDIARIES

     On June 29, 2004, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of KRW 100,000,000,000 to Shinhan Card, our wholly-owned credit card subsidiary. The loan origination date will be July 8, 2004. We plan to fund this loan through the issuance of short term commercial papers in the domestic market on June 29, 2004. The maturity of the loan will be 113 days and the interest rate will be our domestic funding rate plus 20 basis points. Shinhan Card will use the proceeds for its business operation. As of July 8, 2004, total loans outstanding to Shinhan Card from us will amount to KRW 1,150,000,000,000.

        * SUMMARY OF THE TRANSACTION:

        1. Name of the Subsidiary (debtor) :       Shinhan Card
        2. Aggregate Principal Amount of Loan :    KRW 100,000,000,000
        3. Loan Origination Date :                 July 8, 2004
        4. Total Loans to Shinhan Card :           KRW 1,150,000,000,000
           (as of July 8, 2004)
        5. Maturity :                              113 days
        6. Interest Rate :                         Domestic funding rate plus 20
                                                   basis points
        7. Use of Proceeds to Shinhan Card :       Business operation
        8. Date of Approval :                      June 29, 2004

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By   /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : June 30, 2004